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                                                                    Exhibit 99.3


F O R   I M M E D I A T E   R E L E A S E


                                                                   JULY 19, 2000
                                                   FOR MORE INFORMATION CONTACT:
                                                  MIKE CRABTREE - (419) 247-2800
                                                     ERIN IBELE - (419) 247-2800

                           HEALTH CARE REIT, INC. ADDS
                           VICE PRESIDENT - OPERATIONS

Toledo, Ohio, July 19, 2000 - HEALTH CARE REIT, INC. (NYSE/HCN) today announced the appointment of Charles J. Herman, Jr., to the newly created position of vice president - operations.

In making the announcement, George L. Chapman, Health Care REIT's chief executive officer said, "We are truly pleased that someone of Chuck's experience and abilities is joining Health Care REIT's management team. Chuck's knowledge of the health care and senior housing industry will provide invaluable support to our position as a leader in the sector. His decision to join our company is an important affirmation of Health Care REIT's strategy and performance."

Herman, 35, has a broad range of health care and senior housing experience. Since entering the industry in 1987, he has been a visible and influential figure in the development of the senior housing sector, having served on the Board of Directors of the Assisted Living Federation of America (ALFA) and America Senior Housing Association (ASHA). Herman and his company have performed a large number of valuation and consulting assignments for a broad array of health care operators, financial services and banking organizations and governmental entities and agencies.

Prior to joining the company, Herman has held various positions in the health care and senior housing industry in which he was primarily responsible for operations, staffing, information systems, research activities and day-to-day management decisions. Most recently, Herman was a founding member and president of Herman Turner Group, LLC, a nationally recognized health care consulting firm.

Herman received his undergraduate degree in finance from Rider University and his MBA from the Rider School of Business.


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Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. At June 30, 2000, the company had investments in 215 health care facilities in 34 states and had total assets of approximately $1.2 billion. For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN. More information is available on the Internet at http://www.hcreit.com.

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